15026517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 25 2015
Washington DC

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Whetstone 703-907-5953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7101 Wisconsin Avenue, Suite 800 (Address) Bethesda (City) Maryland (State) 20814-4827 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
County of Arlington

Signature

Director and Treasurer
Title

Notary Public

My Comm. exps. 12/31/2017
#132591

NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation and Subsidiary

Contents

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Ave, Suite 800
Bethesda, MD 20814

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of **RE Investment Corporation and Subsidiary** (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **RE Investment Corporation and Subsidiary** at December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4)

is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

BDO USA, LLP

Bethesda, Maryland
February 24, 2015

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2014	2013
Assets		
Cash and cash equivalents	$ 12,316,629	$ 8,229,296
Investments in Homestead Funds, at fair value	825,685	779,646
Accounts receivable	53,771	47,737
Due from Homestead Funds	1,924,007	1,639,475
Prepaid expenses and other assets	166,773	186,626
Deposit in escrow	150,245	150,245
Fixed assets, net	74,268	93,012
Total assets	$ 15,511,378	$ 11,126,037
Liabilities and stockholder's equity		
Liabilities		
Due to NRECA	$ 1,032,084	$ 324,815
Accrued liabilities	1,536,346	1,571,279
Deferred tax liability	145,671	134,025
Total liabilities	2,714,101	2,030,119
Commitments and contingencies	-	-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	12,476,611	8,775,252
Total stockholder's equity	12,797,277	9,095,918
Total liabilities and stockholder's equity	$ 15,511,378	$ 11,126,037

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations

Years Ended December 31,	2014	2013
Income		
Management and administrative fees, net - Homestead Funds	$ 17,605,987	$ 13,577,698
Management fees - other	205,309	178,210
Interest	18,207	8,255
Misecellaneous Income	-	1,261
Net unrealized appreciation on investments in Homestead Funds	29,114	167,975
Total income	17,858,617	13,933,399
Expenses		
Allocated administrative costs from NRECA	7,205,438	6,749,903
Promotional	393,954	319,655
Registration fees	204,108	191,804
Insurance	57,257	56,128
Professional fees	46,116	48,423
Communication	11,022	12,007
Other	3,948,670	2,991,051
Total expenses	11,866,565	10,368,971
Income before taxes	5,992,052	3,564,428
Provision for income taxes	(2,290,693)	(1,373,347)
Net income	$ 3,701,359	$ 2,191,081

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity

[illegible]

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2012	$ 1,000	$ 319,666	$ 6,884,171	$ 7,204,837
Net income	-	-	2,191,081	2,191,081
Dividends paid	-	-	(300,000)	(300,000)
Balance, December 31, 2013	1,000	319,666	8,775,252	9,095,918
Net income	-	-	3,701,359	3,701,359
Dividends paid	-	-	-	-
Balance, December 31, 2014	$ 1,000	$ 319,666	$ 12,476,611	$ 12,797,277

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2014	2013
Cash flows from operating activities		
Net income	$ 3,701,359	$ 2,191,081
Adjustments to reconcile net income to net cash provided by operating activities		
Net unrealized appreciation on investments in Homestead Funds	(29,114)	(167,975)
Depreciation and amortization	18,744	13,470
Deferred tax expense	11,646	75,544
(Increase) decrease in assets		
Accounts receivable	(6,034)	(1,894)
Due from Homestead Funds	(284,532)	(385,299)
Prepaid expenses and other assets	19,853	49,815
Increase (decrease) in liabilities		
Due to NRECA	707,269	(87,525)
Accrued liabilities	(34,933)	556,676
Net cash provided by operating activities	4,104,258	2,243,893
Cash flows from investing activities		
Purchase of mutual fund shares	(16,925)	(7,254)
Purchase of fixed assets	-	(7,771)
Net cash used in investing activities	(16,925)	(15,025)
Cash flows from financing activities		
Payment of dividends	-	(300,000)
Net cash used in financing activities	-	(300,000)
Increase in cash and cash equivalents	4,087,333	1,928,868
Cash and cash equivalents, beginning of year	8,229,296	6,300,428
Cash and cash equivalents, end of year	$ 12,316,629	$ 8,229,296

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA.

NRECA provides personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

2. Investments In Homestead Funds

At December 31, 2014 and 2013, RE Advisers held shares in the Homestead Funds. These securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices in active markets and are therefore classified as level 1 in the fair value hierarchy. There were no sales during the years ended December 31, 2014 and 2013, and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2014 and 2013, are as follows:

December 31,	2014	2013
Short-Term Government Securities Fund	$ 98,984	$ 97,851
Small-Company Stock Fund	495,669	459,062
Stock Index Fund	93,142	82,317
International Value Fund	75,391	82,752
Growth Fund	62,499	57,664
Total	$ 825,685	$ 779,646

3. Deposit In Escrow

At December 31, 2014 and 2013, the Company has placed $150,245 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Fixed Assets

Fixed assets consist of the following at:

December 31,	2014	2013
Software	$ 53,725	$ 126,760
Furniture	49,439	49,439
Leasehold improvements	49,000	49,000
Equipment	-	8,950
	152,164	234,149
Less accumulated depreciation and amortization	(77,896)	(141,137)
Fixed assets, net	$ 74,268	$ 93,012

5. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Value Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2014 and 2013, the Funds incurred the following management or administrative fees:

December 31,	2014	2013
Daily Income Fund	$ 1,049,974	$ 1,038,445
Short-Term Government Securities Fund	371,542	408,494
Short-Term Bond Fund	3,340,681	2,869,281
Value Fund	4,192,598	3,563,379
Growth Fund	545,178	355,633
Small-Company Stock Fund	7,261,337	4,777,877
International Value Fund	1,643,567	1,431,337
Stock Index Fund	271,279	219,098
	18,676,156	14,663,544
Voluntary and contractual waivers	1,070,169	1,085,846
Net fees	$ 17,605,987	$ 13,577,698

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Additionally, in 2014 and 2013, RE Advisers voluntarily and temporarily reduced the

expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the expense limitation agreements and additional voluntarily waivers, $1,070,169 and $1,085,846 of management fees were waived from the Funds for the years ended December 31, 2014 and 2013, respectively. Additionally RE Advisers reimbursed $150,822 and $110,249 in fees for the Daily Income Fund in 2014 and 2013, respectively, which is included in other expenses in the consolidated statements of operations.

At December 31, 2014 and 2013, the Funds owed $1,924,007 and $1,639,475, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2014 and 2013, RE Advisers' receivables from these companies were $53,771 and $47,737, respectively. Management fee income from these agreements was $205,309 and $178,210 for the years ended December 31, 2014 and 2013, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had regulatory net capital of $9,602,528 and a regulatory net capital requirement of $171,229. The Company's ratio of aggregate indebtedness to regulatory net capital was .3 to 1 at December 31, 2014. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2014.

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	12,302,899
Less liabilities of subsidiary	(2,714,101)
Net capital per above	$ 9,602,528

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Income Taxes

At December 31, 2014 and 2014, there was a deferred tax liability of $145,671 and $134,025, respectively, related to the tax effect of unrealized gain on investments in mutual funds.

For the years ended December 31, 2014 and 2013, the provision for income taxes consists of:

	2014	2013
Current tax expense	$ 2,279,047	$ 1,297,803
Deferred tax expense	11,646	75,544
Provision for income taxes	$ 2,290,693	$ 1,373,347

The Company's effective tax rate for the years ended December 31, 2014 and 2013 was 38.23% and 38.53%, respectively. The provision for income taxes results in effective tax rates that differ from the federal statutory rates. The reconciliation of the Company's reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates to income was:

December 31,	2014	2013
Federal income tax provision, at statutory rate	34.00%	34.00%
State tax provision, net of federal benefit	6.03%	6.29%
Non-deductible expenses and other	-1.80%	-1.76%
Effective income tax rate	38.23%	38.53%

8. Related Parties

At December 31, 2014 and 2013, the Company owed NRECA $1,032,084 and $324,815, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

9. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2014 and 2013:

December 31,	2014	2013
Assets	$ 15,389,548	$ 10,984,363
Stockholder's equity	$ 12,675,447	$ 8,954,244

As of December 31, 2014, the $12,675,447 of stockholder's equity and $2,714,101 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $9,588,798 and $166,229, respectively. As of December 31, 2013, the $8,954,244 of stockholder's equity and $2,030,119 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $6,185,447 and $121,406, respectively.

10. Subsequent Events

The Company evaluated subsequent events through February 24, 2015, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.

Supplementary Information

RE Investment Corporation and Subsidiary

Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2014

Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total stockholder's equity from the consolidated statement of financial condition	$	12,797,277
Less: Nonallowable assets:		
Investments in Homestead Funds, at fair value		825,685
Accounts receivable		53,771
Due from Homestead Funds		1,924,007
Prepaid expenses and other assets		166,773
Deposits in escrow		150,245
Fixed assets, net		74,268
Net capital	$	9,602,528
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of $2,568,430, pursuant to Rule 15c3-1	$	171,229
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	171,229
Excess net capital	$	9,431,299
Computation of Aggregate Indebtedness:		
Due to NRECA	$	1,032,084
Accrued liabilities		1,536,346
Total Aggregate Indebtedness Liabilities	$	2,568,430
Percentage of aggregate indebtedness to net capital		27%

Reconciliation Pursuant to Rule 17a-5(d)(4)

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$	13,730
Plus cash balance of subsidiary		12,302,899
Less liabilities of subsidiary		(2,714,101)
Net capital per above	$	9,602,528

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Ave, Suite 800
Bethesda, MD 20814

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have reviewed management's statements, included in the accompanying exemption report, in which (1) RE Investment Corporation and Subsidiary (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Bethesda, Maryland
February 24, 2015

RE Investment Corporation and Subsidiary

Exemption Report

RE Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)* Section 1.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) Section 1 throughout the most recent fiscal year without exception.

RE Investment Corporation

I, Amy DiMauro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Amy DiMauro

Title: Treasurer

February 24, 2015

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Ave, Suite 800
Bethesda, MD 20814

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to RE Investment Corporation and Subsidiary's SIPC Assessment Reconciliation

To the Board of Directors of
RE Investment Corporation and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion from Membership (Form SIPC-3) filed by RE Investment Corporation and Subsidiary (the "Corporation") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2014, which were agreed to by the Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's claim for exclusion from membership in SIPC. The Corporation's management is responsible for the preparation of the Schedule of Revenues and compliance with exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2014. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2014 to the total revenues in the Corporation's financial statements included in the audited Form X-17A-5 for the year ended December 31, 2014 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Corporation for the year ended December 31, 2014 to the detailed management fee calculations noting no differences;

3. Tested the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2014 and in the related schedules to the detailed management fee calculations noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Corporation's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 24, 2015

RE Investment Corporation and Subsidiary

Schedule of Revenues

*For the year ended December 31, 2014**

$	-	Commission processing of shares of registered open and investment companies or unit investment trusts
	-	Sales of variable annuities
	-	Insurance commission and fees
	-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
	17,858,617	Revenue attributable to consolidation with RE Advisers Corporation
$	17,858,617	Total Revenues *(as stated in the audited financial statements)*

* The classifications above are derived from Form SIPC-3.